Exhibit 99.1

Youlife Group Inc. Announces Initial US$3.0 Million Convertible Note Registered Direct Offering and Potential Additional Investments of Up to US$9.0 Million

SHANGHAI, November 4, 2026 /PRNewswire/ — Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor for the issuance and sale of a 9% senior original issue discount convertible promissory note with an original principal amount of US$3.0 million (the “Note”) in a registered direct offering (the “Offering”). The Purchase Agreement also provides for potential subsequent closings involving up to an additional US$9.0 million in aggregate principal amount of convertible notes, subject to mutual consent of the parties and the satisfaction of the applicable conditions set forth therein.

The Note will be issued for a subscription amount of US$2.73 million, reflecting a 9% original issue discount. In connection with the Offering, the Company will also issue 262,009 Class A ordinary shares represented by American depositary shares (“ADSs”) as an additional 2% original issue discount, equal to US$60,000, on the principal amount of the Note. The Company expects to receive gross cash proceeds of approximately US$2.7 million, before deducting offering expenses.

The Note will mature 12 months after issuance and will not bear interest before an event of default. It will be convertible at the investor’s option into the Company’s Class A ordinary shares represented by ADSs, with up to 65,502,184 Class A ordinary shares represented by ADSs issuable upon conversion of the Note, at the lower of a fixed conversion price and a market-based alternative conversion price, subject to a floor price, applicable adjustments and a 9.99% beneficial ownership limitation, as more fully described in the prospectus supplement relating to the Offering.

In connection with the Offering, 3,300,000 treasury shares represented by ADSs will be delivered to the investor and held in abeyance as pre-delivery ADSs to facilitate the settlement of future conversions of the Note. These ADSs are subject to restrictions on sale, voting and the exercise of shareholder rights before their application in accordance with the transaction documents, as well as additional registration, purchase and cancellation provisions described in the prospectus supplement.

The Offering is expected to close on or about November 3, 2026, subject to the satisfaction or waiver of the applicable closing conditions. The Company intends to use the net proceeds for working capital and general corporate purposes.

The securities are being offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-299194), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2026. A prospectus supplement relating to the Offering has been filed with the SEC. Investors should read the prospectus supplement and accompanying prospectus, together with the documents incorporated by reference therein, for complete information about the Company and the Offering. These documents will be available through the SEC’s website.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase any securities. No securities may be offered or sold in any jurisdiction where doing so would be unlawful without the required registration or qualification.

About Youlife Group Inc.

Youlife is a leading provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and technology-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and more than 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit https://ir.youlife.cn/.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Company Contact

Youlife Group Inc.
Email: youlife.ir@youlanw.com

Investor Relations Contact

Skyline Corporate Communications Group, LLC

Scott Powell, President

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